
September 1, 2022

Xiaofeng Gao
Co-Chief Executive Officer
Skillful Craftsman Education Technology Ltd
Floor 4, Building 1, No. 311, Yanxin Road
Huishan District, Wuxi
Jiangsu Province 214000

> **Re: Skillful Craftsman Education Technology Ltd**
> **Amendment No. 6 to Registration Statement on Form F-3**
> **Filed August 12, 2022**
> **File No. 333-259498**

Dear Mr. Gao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2022 letter.

Amendment No. 6 to Registration Statement on Form F-3 filed August 12, 2022

Cover Page

1. We note your revised disclosures in response to comment 2 and reissue the comment. When describing your VIE agreements, please refrain from implying that the agreement is equivalent to an equity ownership in the business of the VIE.   In this regard, we note your disclosure that "Skillful Craftsman does not own these operations but relies on contractual arrangements . . . which allow Skillful Craftsman to . . . receive substantially all of the economic benefits and absorb all of the losses of the VIE . . . ." Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you will need to meet for consolidation of

the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary.

Prospectus Summary
Recent Regulatory Developments, page 3

2.   We note that you deleted disclosure regarding permissions and approvals to operate your business. Please revise to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe, as you do on page 23, the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

General

3.   Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. In this regard, we note that the first bullet on page 1 defines "our company," "we," "us," or "our" in this prospectus to refer to "to Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company, including its wholly owned Hong Kong subsidiary Easy Skills Technology Limited, wholly owned PRC subsidiary Skillful Craftsman Network Technology (Wuxi) Limited, and Craftsman Wuxi's subsidiaries . . . ." Refrain from using terms such as "we" or "our" when describing activities or functions of the PRC and Hong Kong subsidiaries.

4.   When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

Xiaofeng Gao
Skillful Craftsman Education Technology Ltd
September 1, 2022
Page 3

You may contact Scott Anderegg at 202-551-3342 or Jennifer López Molina at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services